UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Idenix Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45166R 20 4

(CUSIP Number)

Anthony A. Hörning, Esq.	Adam H. Golden, Esq.
Novartis Pharma AG	Kaye Scholer LLP
Lichtstrasse 35	425 Park Avenue
CH-4056 Basel, Switzerland	New York, New York 10022
+41 61 324 8323	(212) 259-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The  information  required  on this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities  Exchange Act of 1934 (“Exchange Act”) or otherwise  subject to the  liabilities  of that section of the Exchange Act but shall be subject to all other  provisions  of the Exchange Act (however, see the Notes).

1.	Name of Reporting Person I.R.S. Identification Nos. of Above Person (Entities Only)* NOVARTIS AG

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds* AF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization SWITZERLAND

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 31,314,942

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 31,314,942

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,314,942

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13.	Percent of Class Represented by Amount in Row (11) 53.0%

14.	Type of Reporting Person* CO

*SEE INSTRUCTIONS

1.	Name of Reporting Person I.R.S. Identification Nos. of Above Person (Entities Only)* NOVARTIS PHARMA AG

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization SWITZERLAND

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 31,314,942

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 31,314,942

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,314,942

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares * ☐

13.	Percent of Class Represented by Amount in Row (11) 53.0%

14.	Type of Reporting Person* CO

*SEE INSTRUCTIONS

Item 1.	Security and Issuer

This  Amendment  No. 3 to  Schedule  13D (this  “Amendment”)  amends the initial statement on Schedule 13D filed with the Securities  and Exchange Commission on July 27, 2004, as previously amended on September  7, 2005 and November 2, 2005 (the  “Original  Schedule  13D”) relating to Common  Stock (the  “Common  Stock”),  par value $0.001 per share of Idenix  Pharmaceuticals,  Inc., a Delaware corporation (the  “Company”).  The address of the Company’s  principal  executive  offices is 60 Hampshire  Street, Cambridge, Massachusetts 02139.

Except as otherwise described herein, the information  contained in the Original Schedule 13D remains in effect.  Capitalized  terms used but not defined in this Amendment  shall have the respective  meanings set forth with respect thereto in the Original Schedule 13D.

Item 2.	Identity and Background

No change except as described below.

(a) - (c) and (f) The name,  business address,  present principal  occupation or employment and citizenship of the executive officers and members of the Board of Directors of each of the Reporting Persons is set forth on Schedule I hereto and is incorporated herein by reference.

(d) and (e) Neither the Reporting  Persons nor, to the best knowledge of each of them, any of the persons  listed on Schedule I hereto with respect to each such Reporting  Person  during  the last  five  years,  (i) has been  convicted  in a criminal  proceeding  (excluding traffic violations or similar  misdemeanors) or (ii) was a party to a civil proceeding of a judicial or  administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,  decree or final order enjoining future  violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

No change except as described below.

Novartis Pharma acquired the following shares of Common Stock pursuant to the exercise of stock subscription rights under the Stockholders Agreement:

On March 3, 2006, Novartis Pharma acquired 2,938 shares of Common Stock for $16.23 per share or an aggregate of $47,681.01.

On June 2, 2006, Novartis Pharma acquired 365 shares of Common Stock for $20.48 per share or an aggregate of $7,475.20.

On May 29, 2008, Novartis Pharma acquired 924 shares of Common Stock for $2.41 per share or an aggregate of $2,226.84.

On September 2, 2008, Novartis Pharma acquired 4,654 shares of Common Stock for $2.93 per share or an aggregate of $13,637.84.

On November 19, 2008, Novartis Pharma acquired 4,747 shares of Common Stock for $4.05 per share or an aggregate of $19,257.00.

On February 23, 2009, Novartis Pharma acquired 5,444 shares of Common Stock for $2.41 per share or an aggregate of $13,120.04.

The source of funds for these acquisitions was Novartis Pharma’s working capital.

Item 4.	Purpose of Transaction

No change except as described below.

The Company filed a registration statement on Form S-3 (the “Registration Statement”) for the sale of up to $100,000,000 in shares of Common Stock, which Registration Statement became effective on October 17, 2008.

As described in the Original Schedule 13D, pursuant to the Stockholders Agreement, Novartis Pharma had the right to receive notice of the filing of, and to include shares of Common Stock owned by it in, the Registration Statement.  In addition, Novartis has the right under the Stockholders Agreement to approve new issuances of Common Stock by the Company (subject to certain exceptions) and to purchase a pro rata portion of such new shares.

On May 19, 2009, the Company and Novartis Pharma entered into an S-3 Financing Waiver and Consent (the “Waiver and Consent”) under which Novartis Pharma consented to the filing of the Registration Statement, waived its right to include shares of Common stock in such Registration Statement, approved the issuance and sale by the Company of new shares of Common Stock pursuant to the Registration Statement (such issuance and sale, the “S-3 Financing”) and waived its right to purchase a pro rata portion of such new shares.  In addition, pursuant to the Waiver and Consent, the Company granted Novartis Pharma the right to designate an additional director to serve on the Company’s Board, including the right, for up to one year, to remove and replace such designee.  The Waiver and Consent is conditioned on Novartis’ holding not less than forty-three percent (43%) of the Common Stock outstanding immediately after completion of the S-3 Financing and is effective through December 31, 2010.

As described in the Original Schedule 13D, Novartis Pharma and the Company are parties to a Letter Agreement under which Novartis Pharma has certain rights with respect to the selection, appointment and termination of the Chief Financial Officer of the Company.  On January 28, 2009, Novartis Pharma and the Company entered into an amendment to the Letter Agreement (the “Letter Amendment”).  The Letter Amendment provides that so long as Novartis Pharma and its affiliates own at least forty percent (40%) of the Company’s Common Stock, Novartis Pharma’s consent is required for the selection and appointment of the Company’s Chief Financial Officer. Prior to the execution of the Letter Amendment, the ownership requirement was fifty percent (50%). If in Novartis Pharma’s reasonable judgment the Chief Financial Officer is not satisfactorily performing his or her duties, the Company is required to terminate his or her employment.

The descriptions of each of the Waiver and Consent and Letter Amendment are qualified by reference to the full text thereof, which is included as an exhibit hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

No change except as described below.

(a) and (b)  Novartis is the  beneficial  owner of 31,314,942 shares of Common Stock  representing 53.0% of the  outstanding  shares of Common Stock, all of which shares are owned directly by Novartis Pharma. Novartis has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of all shares of Common Stock beneficially owned by it.

Novartis  Pharma is the  record and  beneficial owner of  31,314,942  shares of Common Stock,  representing  53.0% of the  outstanding  shares of Common Stock.  Novartis Pharma has shared power to vote or direct the vote and shared power to dispose or to direct the disposition of all shares of Common Stock  beneficially owned by it.

To the best  knowledge of each of the  Reporting  Persons, none of the persons listed  on  Schedule  I hereto  with  respect  to such  Reporting  Person is the beneficial owner of any shares of Common Stock.

(c)  Except  for the  transactions described  in Item 3 neither the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, any of the persons listed on Schedule I has engaged in any  transaction in the Common Stock in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
No change.

Item 7.	Material to be Filed as Exhibits
No change except for the additional exhibits described below.

Exhibit 1	S-3 Financing Waiver and Consent, dated as of May 19, 2009.

Exhibit 2

Amendment to Letter Agreement, dated as of January 28, 2009, by and between the Company and Novartis Pharma, incorporated by reference from Exhibit 10.3 to the Company’s 8-K filed by the Company on February 6, 2009.

Exhibit 3

Amendment No. 2 to Development, License and Commercialization Agreement, dated as of December 21, 2004, by and among the Company, Idenix (Cayman) Limited and Novartis Pharma, incorporated by reference from Exhibit 10.16 to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2004 filed by the Company on March 17, 2005.

Exhibit 4

Amendment No. 3 to Development, License and Commercialization Agreement, dated as of February 27, 2006, by and among the Company, Idenix (Cayman) Limited and Novartis Pharma, incorporated by reference from Exhibit 10.14 to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2005 filed by the Company on March 16, 2006.

Exhibit 5

Amendment No. 4 to Development, License and Commercialization Agreement, dated as of September 28, 2007, by and among the Company, Idenix (Cayman) Limited and Novartis Pharma, incorporated by reference from Exhibit 10.1 to the Company’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2007 filed by the Company on November 8, 2007.

Exhibit 6

Amendment No. 5 to Development, License and Commercialization Agreement, dated as of January 28, 2009, by and among the Company, Idenix (Cayman) Limited and Novartis Pharma, incorporated by reference from Exhibit 10.2 to the Company’s 8-K filed by the Company on February 6, 2009.

SIGNATURES

After reasonable  inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 19, 2009

NOVARTIS AG

	By:	/s/ Paul David Burns
	Name:	Paul David Burns
	Title:	Authorized Signatory

	By:	/s/ Thomas Werlen
	Name:	Dr. Thomas Werlen
	Title:	Authorized Signatory

NOVARTIS PHARMA AG

	By:	/s/ Anthony A. Hörning
	Name:	Anthony A. Hörning
	Title:	Head, Global Alliance Management

	By:	/s/ Paul David Burns
	Name:	Paul David Burns
	Title:	General Counsel

SCHEDULE I  — to Form 13-D/A

DIRECTORS AND EXECUTIVE OFFICERS OF

NOVARTIS AND NOVARTIS PHARMA

DIRECTORS AND EXECUTIVE OFFICERS OF NOVARTIS

The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of Novartis are set forth below. Unless otherwise indicated below, each occupation set forth opposite an individual’s name refers to employment with Novartis.

Name	Relationship to Novartis	Principal Occupation	Citizenship
Daniel Vasella, M.D	Chairman of the Board of Directors, Chief Executive Officer	Chairman of the Board of Directors, Chief Executive Officer	Swiss

Ulrich Lehner, Ph.D.	Vice Chairman and Lead Director of the Board of Directors

Member of Shareholder’s Committee of Henkel AG & Co. KGaA, manufacturer and vendor of consumer products; Henkelstrasse 67, 40191 Düsseldorf, Germany

Chairman of the Supervisory Board of Deutsche Telekom AG, provider of telecommunications services; Friedrich-Ebert-Allee 140, 53113 Bonn, Germany

German

Hans-Jörg Rudloff	Vice Chairman of the Board of Directors	Chairman of Barclays Capital, provider of financial services; 5 The North Colonnade, Canary Wharf, London, E14 4BB, United Kingdom	German

William R. Brody	Director	President of the Salk Institute for Biological Studies, 10010 North Torrey Pines Road, La Jolla, CA 92037, USA	American

Srikant Datar, Ph.D.	Director	Senior Associate Dean; Morgan Hall 361, Harvard Business School, Soldiers Field Road, Boston, MA 02163, USA	American

Name	Relationship to Novartis	Principal Occupation	Citizenship
Ann Fudge	Director

Member of the Board of General Electric Company, diversified technology, media, and financial services corporation; 3135 Easton Turnpike, Fairfield, CT 06828, USA

Trustee of The Rockefeller Foundation; 420 Fifth Avenue, New York, NY 10018, USA

Chair of the U.S. Program Advisory Panel of the Gates Foundation; PO Box 23350, Seattle, WA 98102, USA

American

Alexandre F. Jetzer	Director	Consultant Novartis International AG, 4002 Basel, Switzerland	Swiss

Pierre Landolt	Director	President of the Sandoz Family Foundation; 85 Avenue Général-Guisan, CH-1009 Pully, Switzerland	Swiss

Andreas von Planta, Ph.D.	Director	Partner at the law firm of Lenz & Staehelin; Route de Chêne 30, CH- 1211 Geneva 17, Switzerland	Swiss

Dr. Ing. Wendelin Wiedeking	Director	Chairman of the Executive Board of Dr.-Ing. H.c. F. Porsche AG, automobile manufacturer, Porscheplatz 1, 70432 Stuttgart, Germany	German

Marjorie M. Yang	Director	Chairman and Chief Executive Officer of the Esquel Group, textile and apparel manufacturer; Esquel Enterprises Limited, 12/F, Harbour Centre, 25 Harbour Road, Wanchai, Hong Kong	Chinese

Rolf M. Zinkernagel, M.D.	Director	Professor at the Institute of Experimental Immunology, University of Zurich, Schmelzbergstrasse 12, CH-8091 Zurich, Switzerland	Swiss

Raymund Breu, Ph.D.	Member of the Executive Committee, Chief Financial Officer	Member of the Executive Committee, Chief Financial Officer	Swiss

Jürgen Brokatzky- Geiger, Ph.D.	Member of the Executive Committee, Head of Human Resources	Member of the Executive Committee, Head of Human Resources	German

Mark C. Fishman, M.D.	Member of the Executive Committee, President of the Novartis Institutes for BioMedical Research	Member of the Executive Committee, President of the Novartis Institutes for BioMedical Research	American

Joseph Jimenez	Member of the Executive Committee, CEO of Novartis Pharmaceuticals Division	Member of the Executive Committee, CEO of Novartis Pharmaceuticals Division	American

Jörg Reinhardt, Ph.D.	Member of the Executive Committee, Chief Operating Officer	Member of the Executive Committee, Chief Operating Officer	German

Andreas Rummelt, Ph.D	Member of the Executive Committee, Group Head of Quality Assurance and Technical Operations	Member of the Executive Committee, Group Head of Quality Assurance and Technical Operations	German

Thomas Wellauer, Ph.D.	Member of the Executive Committee, Head of Corporate Affairs	Member of the Executive Committee, Head of Corporate Affairs	Swiss

Thomas Werlen, Ph.D.	Member of the Executive Committee, Group General Counsel	Member of the Executive Committee, Group General Counsel	Swiss

DIRECTORS AND EXECUTIVE OFFICERS OF NOVARTIS PHARMA

The name, address, citizenship and present principal occupation or employment of each of the directors and  executive  officers of Novartis Pharma are set forth below.  Unless otherwise  indicated below, each occupation set forth opposite an individual’s name refers to employment with Novartis Pharma.

Name	Relationship to Novartis	Principal Occupation	Citizenship
Daniel Vasella, M.D. Director	Chairman of the Board of Directors and Chief Executive Officer	Chairman of the Board of Directors, Chief Executive Officer of Novartis	Swiss

Dr. Raymund Breu, Ph.D. Director	Chief Financial Officer	Chief Financial Officer of Novartis	Swiss

Joseph Jimenez Director Head of Management	CEO of Novartis Pharmaceuticals Division	CEO of Novartis Pharmaceuticals Division	American

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit

Exhibit 1	S-3 Financing Waiver and Consent, dated as of May 19, 2009.

Exhibit 2

Amendment to Letter Agreement, dated as of January 28, 2009, by and between the Company and Novartis Pharma, incorporated by reference from Exhibit 10.3 to the Company’s 8-K filed by the Company on February 6, 2009.

Exhibit 3

Amendment No. 2 to Development, License and Commercialization Agreement, dated as of December 21, 2004, by and among the Company, Idenix (Cayman) Limited and Novartis Pharma, incorporated by reference from Exhibit 10.16 to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2004 filed by the Company on March 17, 2005.

Exhibit 4

Amendment No. 3 to Development, License and Commercialization Agreement, dated as of February 27, 2006, by and among the Company, Idenix (Cayman) Limited and Novartis Pharma, incorporated by reference from Exhibit 10.14 to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2005 filed by the Company on March 16, 2006.

Exhibit 5

Amendment No. 4 to Development, License and Commercialization Agreement, dated as of September 28, 2007, by and among the Company, Idenix (Cayman) Limited and Novartis Pharma, incorporated by reference from Exhibit 10.1 to the Company’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2007 filed by the Company on November 8, 2007.

Exhibit 6

Amendment No. 5 to Development, License and Commercialization Agreement, dated as of January 28, 2009, by and among the Company, Idenix (Cayman) Limited and Novartis Pharma, incorporated by reference from Exhibit 10.2 to the Company’s 8-K filed by the Company on February 6, 2009.

JOINT FILING AGREEMENT

In accordance  with Rule 13d-1(k) under the Securities  Exchange Act of 1934, as amended,  each of the  persons  named  below  agrees  to the  joint  filing of a Statement on Schedule 13D  (including  amendments  thereto)  with respect to the common stock,  par value $0.001 per share,  of Idenix Pharmaceuticals,  Inc., a Delaware corporation.

Date: May 19, 2009

NOVARTIS AG

By:	/s/ Paul David Burns
Name:	Paul David Burns
Title:	Authorized Signatory

By:	/s/ Thomas Werlen
Name:	Dr. Thomas Werlen
Title:	Authorized Signatory

NOVARTIS PHARMA AG

By:	/s/ Anthony A. Hörning
Name:	Anthony A. Hörning
Title:	Head, Global Alliance Management

By:	/s/ Paul David Burns
Name:	Paul David Burns
Title:	General Counsel